January 20, 2006

Mail Stop 4561

Earl T. Shannon
President
Salty's Warehouse, Inc.
140 Royal Palm Way, Suite 300
Fort Lauderdale, FL 33316

> **Re:** **Salty's Warehouse, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 27, 2005**
> **Registration No. 333-130707**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please monitor the updating requirements of Rule 3-10(g) of Regulation S-B.

Cover Page

2. It appears from disclosure on the cover page and in footnote 5 of your financial statements that you have issued only 300,000 of the 3,000,000 stock options authorized by your stock option plan. It is inappropriate to register the resale of shares underlying securities that you have not yet issued. Please advise or revise to remove any shares underlying options that you have yet to issue.

3. It appears that the registration statement covers the resale of all outstanding securities other than those held by your executive officers who hold approximately 63% of your stock. Your offering, therefore, appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.

Summary, page 1

4. Please revise to include a brief summary of how you generate revenues.

Risk Factors

5. Please revise to delete cross-references from the risk factors section.

6. Please add a risk factor describing any material impact resulting from an inaccurate estimation of customer demand as mentioned on page 11.

We have a limited operating history…page 3

7. Please revise the caption to explain the "certain" risks and uncertainties to which you refer.

8. Please revise this risk factor to delete the third bullet point since the risk is described under its independent risk factor heading on page 4. Further, please revise to include in separately captioned risk factors the risks described in the first two bullet points.

9. Also, it is unclear why you identify yourself as a company with a limited operating history given your disclosure on page 12 indicating that you were incorporated in 1998.

We are solely dependent on the hosting of our website by Yahoo!Store. Any discontinuation or interruption of service by Yahoo!Store would significantly harm our business, page 4

10. Please revise to disclose the term of your agreement with Yahoo!Store.

We do not have a lease on our office and storage space, and if we lose this office and storage space, it will significantly disrupt our operations, page 4

    11. Please revise to explain why you need storage space since you do hold inventory in the products you sell.

If our stock does become publicly traded, we will likely be subject to the penny stock rules, page 5.

    12. Please revise the caption to include the risk related to becoming subject to the penny stock rules.

We may not qualify for Over-the-Counter Electronic Bulletin Board Quotation, and therefore you may be unable to sell your shares, page 5

    13. Please revise to briefly describe the requirement for quotation on the OTCBB and revise the reference to "the above-described" rules to explain the reference. If you are referring to the Penny Stock Rules, please revise to eliminate the duplicative disclosure.

The sale or availability for sale of substantial amounts of our shares…page 6

    14. Please expand to state that you are registering approximately 40% of your stock in this offering.

Selected Condensed Financial Data, page 7

    15. We note your basic and diluted weighted average shares do not agree with your Condensed Statement of Operations as you have not restated the prior periods to reflect the forward stock split. Please advise us or revise accordingly to retroactively present the impact of the stock split throughout the document.

Management's Discussion and Analysis of Financial Condition, beginning on page 8

    16. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

    17. Please revise this section to discuss your critical accounting policies. Refer to the guidance in FR-72. Please note this disclosure should supplement, but not duplicate, the description of accounting policies in the notes to the consolidated financial statements.

Overview, page 9

Results of operation

18. For each period discussed, please revise to more fully describe the reasons for changes from period to period. For example, expand to describe how the "competitive environment" contributed to the changes in revenue for the respective periods.

Liquidity and Capital Resources, page 10

19. With a view toward disclosure, please tell us why your cash and cash equivalents are being held in an attorney's trust account and discuss any restrictions on your access to those funds.

Fluctuations in Operating Results, page 11

20. Please expand the last sentence of this section to explain why your results of operation from period to period may not be meaningful and should not be relied upon as indicative of future results. Currently you state that your results may be affected by the economic conditions in the geographical areas in which you operate however it is unclear how those economic conditions could render your past performance not meaningful. We note that all companies are subject to economic conditions surrounding their business but that such factors do not render period to period comparisons non-meaningful.

Business

Marketing and Distribution, page 12

21. In the last paragraph on page 12, please expand how revenues are distributed between the company and the supplier. Please also revise your MD&A where appropriate.

Management, page 15

22. Your footnote 1 on page 15 appears inconsistent with the text describing Mr. Shannon's experience since it describes his prior experience as an officer and director of a blank check company. Please revise.

23. Please expand to disclose the term that each person will be serving as a director or executive officer. See Item 401 of Regulation S-B

Executive Compensation, page 16

24. Please disclose your director compensation policy as required by Item 402(f) of Regulation SB.

Certain Relationships and Related Transactions, page 17

25. Please revise to include the value of the rent received from Hudson Capital Group.

Where you can find more information…page 23

26. Please update this section to reflect the U.S. Securities and Exchange Commission's new address at 100 F Street N.E., Washington, DC 20549

Report of Independent Registered Public Accounting Firm, page 36

27. Advise us why a going concern was not included in your audit report. We note from the disclosure in your Risk Factors on page 3, that you expect to continue incurring losses and negative cash flow, and do not have access to any credit facilities. Advise us, and consider expanding your disclosures to clarify how these factors were considered in determining there was not an uncertainty regarding your ability to continue as a going concern.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations, page 41

28. Please further explain how the exchange of shares between Nucotec and the three shareholders in March 2004 resulting in a change of control of Salty's Warehouse was accounted for and why.

Item 26. Recent Sales of Unregistered Securities, page 50

29. Please reconcile the disclosure that sales were made to 54 accredited or sophisticated investors with the disclosure on page 10 that sales were made to 52 investors. Further, please provide us with the legal analysis whereby you determined that the exemption pursuant to Rule 504 of Regulation D may appropriately be relied upon.

Undertakings, page 51

> 30. Please expand to include the undertaking required by Item 512(a)(4) of
> Regulation SB.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kelly McCusker at 202-551-3433 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3495 with any other questions.

      Sincerely,

      Elaine Wolff
      Branch Chief

cc (*via facsimile*):   Ruba Qashu, Esq.